      							OMB Number	3235-0287
								Expires:		September 30, 1998
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								hours per response			0.5
FORM 4
/  /	Check this box if no longer
	subject to Section 16.  Form 4 or
	Form 5 obligations may continue.
	See Instruction 1(b).

				U.S. SECURITIES AND EXCHANGE COMMISSION
						Washington, D. C. 20549
				STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.	Name and Address of Reporting Person
	Watershed (Cayman) Ltd., c/o Hemisphere Fund Managers Limited,
	3rd Floor, Harbour Centre, P.O. Box 30362, George Town, Cayman Islands
	(Last) (First) (Middle), (Street), (City) (State) (Zip)

2.	Issuer Name and Ticker or Trading Symbol  Intrenet Inc. (INET)

3.	IRS or Social Security Number of Reporting Person (Voluntary) ________

4.	Statement for Month/Year 2/99

5.	If Amendment, Date of Original (Month/Year)	___________

6.	Relationship of reporting person to issuer
	(Check all applicable)

	____ Director			 X  10% Owner

	____ Officer (give		____ Other (specify
          title below)			  below)
			______________________

7.	Individual or Joint/Group Filing (Check Applicable line)

	XX	Form filed by one Reporting Person

	____ Form filed by More than One Reporting Person
												SEC 1474 (7-96)




											   Page 1 of 5 Pages

FORM 4 (continued)							Page 2 of 5 Pages

Table I -	Non-Derivative Securities Acquired, Disposed of,
		or Beneficially Owned

1.	Title of Security (Instr. 3) Common Stock

2.	Transaction Date (Month/Day/Year)	2/11/99

3.	Transaction Code (Instr. 8)

	Code	  P	 		V	_____________

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount 2,000				(A) or (D)  A			Price $3.75

5.	Amount of Securities Beneficially Owned at End of Month
	(Inst. 3 and 4)	 1,128,725

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  D

7.	Nature of Indirect Beneficial Ownership (Inst. 4)

___________________________________________________________________________


1.	Title of Security (Instr. 3) Common Stock

2.	Transaction Date (Month/Day/Year)	2/17/99

3.	Transaction Code (Instr. 8)

	Code	  P  		V	_____________

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount 4,875		(A) or (D)  A			Price $3.75

5.	Amount of Securities Beneficially Owned at End of Month
	(Inst. 3 and 4)	 1,128,725

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  D

7.	Nature of Indirect Beneficial Ownership (Inst. 4)

FORM 4 (continued)							Page 3 of 5 Pages


Table II -	Derivative Securities Acquired, Disposed of,
		or Beneficially Owned
		(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3) ______________________________

2.	Conversion or Exercise Price of Derivative Security  _________________

3.	Transaction Date (Month/Day/Year)  ______________

4.	Transaction Code (Instr. 8)

	Code  ______		V  ______

5.	Number of Derivative Securities Acquired (A)	or Disposed of (D)
	(Instr. 3, 4, and 5)  (A)  _____________    (D)  ______________

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	____________________			________________________

7.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 3 and 4)

	Title __________________________	Amount or Number of Shares ________

8.	Price of Derivative Security (Instr. 5)	_______________

9.	Number of derivative Securities Beneficially Owned at End of Month
	(Instr. 4)     _______________

10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I)
	(Instr. 4)  __________________

11.	Nature of Indirect Beneficial Ownership (Inst. 4)
	_____________________________________________________________________
___________________________________________________________________________

FORM 4 (continued)							Page 4 of 5 Pages


Explanation of Responses:


						/s/ Vincent A. Carrino			3/3/99
						Vincent A. Carrino, Manager of		 Date
						Brookhaven Capital Management,
						LLC, Attorney-in-Fact

**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
	 If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.   SEC 1474 (7-96)

FORM 4 (continued)							Page 5 of 5 Pages

						CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Brookhaven Capital Management, LLC ("Brookhaven") to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Intrenet Inc. ("Intrenet"). The authority of Brookhaven under this Statement shall continue until the undersigned is longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Intrenet, unless earlier revoked in writing. The undersigned acknowledges that Brookhaven is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  January 8, 1999


							WATERSHED (CAYMAN) LTD.

							By:	Brookhaven Capital Management, LLC
								Attorney-in-Fact


								By:	/s/ Vincent A. Carrino
									Vincent A. Carrino
									Manager




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